January 14, 2004

The U. S. Securities and Exchange Commission
450 Fifth Street, N. W.
Room 3117
Office of International Corporate Finance
Mail Stop 3-9
Washington, D.C.20549
U. S. A.

Rule 12g3-2(b) Exemption
of Kobe Steel, Ltd.,
File number:82-3371

Dear Madam/Sir:

In connection with Kobe Steel Ltd.'s exemption pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with its ongoing requirements under Rule 12g3-2(b)(iii), please find enclosed a copy of the Company's release today covering

"Announcement on issuance of Zero Coupon Convertible Bonds due 2006"

Thank you for your assistance in handling it as required.

Sincerely yours,

Kanako Nakagawa
Finance Department
Kobe Steel, Ltd.

14th January, 2004

Name of the Company: Kobe Steel, Ltd.
Name of Representative: Koshi Mizukoshi
President, CEO and Representative Director
(Code Number: 5406 First Sections of Tokyo Stock Exchange, Osaka Stock Exchange and Nagoya Stock Exchange)

Announcement on issuance of Zero Coupon Convertible Bonds due 2006

Pursuant to a resolution of its Board of Directors adopted on 14th January, 2004, Kobe Steel, Ltd. (the "Company") has decided to issue Zero Coupon Convertible Bonds due 2006 (bonds with stock acquisition rights, *shinkabu yoyakuken-tsuki shasai*), a description of which is set forth below.

Purpose of issuance of the Zero Coupon Convertible Bonds

- Based on its Fiscal 2003-2005 Consolidated Medium-Term Business Plan, Kobe Steel is aiming to strengthen its profitability, improve its corporate performance and bolster its business foundation in the three-year period ending March 2006. This bond issuance is intended to diversify Kobe Steel's sources of fund raising for future business opportunities and active business development. The Zero Coupon Convertible Bonds are also intended to contribute to reducing financing costs, one of the measures under the Consolidated Medium-Term Business Plan.

- The issuance of Bonds with Stock Acquisition Rights is anticipated to increase shareholders' equity and further improve the Company's financial position. If this contributes to raising the Company's credit rating to A or higher under the rating scales used by Japanese credit rating companies, which is one of the goals of the Medium-Term Business Plan, the Company would be able to benefit from greater reductions in fund raising costs.

- At the same time, an increase of shareholders' equity through the exercise of Stock Acquisition Rights is expected to generate greater flexibility in financing activities in the future. This financial flexibility can provide strong support to strategic investments for future growth in areas in the Company's core businesses of iron and steel, aluminum and copper, and machinery.

Description

(1) Type of issue:

Zero Coupon Convertible Bonds due 2006 (bonds with stock acquisition rights, *shinkabu yoyakuken-tsuki shasai*; (hereinafter referred to as the "Bonds with Stock Acquisition Rights", of which the bonds and stock acquisition rights are hereinafter referred to

as the "Bonds" and the "Stock Acquisition Rights", respectively)) of Kobe Steel, Ltd.

(2) Aggregate principal amount of the Bonds:

¥30.0 billion plus the aggregate principal amount of the Bonds in respect of any replacement bond certificates which may be issued upon receipt of appropriate evidence and indemnity for lost, stolen or destroyed Bond Certificates.

(3) Aggregate issue price:

The aggregate issue price of the Bonds shall be the amount obtained by multiplying the issue price of the Bonds to be determined by the President, CEO and Representative Director or General Manager, Finance Department as mentioned in (4) below by the quantity of the Bond Certificates mentioned in (10)(b) below.

(4) Issue price of the Bonds:

The issue price of the Bonds will be determined by the President, CEO and Representative Director or General Manager, Finance Department, taking into account the investor demand and other market trends; provided, however, that it shall not fall below 100% of the principal amount of the Bonds. (Denomination of each of the Bonds: ¥1,000,000)

(5) Offer price of the Bonds with Stock Acquisition Rights (Offer Price):

The offer price of the Bonds with Stock Acquisition Rights shall be the amount obtained by adding 2.5% of the principal amount of the Bonds to the issue price of the Bonds to be determined by the President, CEO and Representative Director or General Manager, Finance Department as mentioned in (4) above.

(6) Form of the certificates of Bonds with Stock Acquisition Rights:

The form of the certificates of the Bonds with Stock Acquisition Rights shall be in bearer form representing Bonds with Stock Acquisition Rights.

(7) Interest rate of the Bonds:

The Bonds shall bear no interest.

(8) Payment date and date of issuance:

2nd February, 2004 (London Time)

(9) Redemption of the Bonds at maturity:

The Bonds will be redeemed at their principal amount on 28th July, 2006 (date of maturity).

(10) Description of the Stock Acquisition Right:

(a) Class and quantity of the shares to be acquired upon the exercise of the Stock Acquisition Right:

The class of the shares to be acquired upon the exercise of the Stock Acquisition Right will be the common stock of the Company. The number of shares of common stock of the Company to be acquired by the holders of the Bonds exercising Stock Acquisition Rights, or the number of shares of common stock of the Company held by the Company that are to be transferred will be determined by

dividing the aggregate issue price of the Bonds deposited at the same time upon exercise of the Stock Acquisition Rights by the Conversion Price (as defined in (d) below); provided, however, that fractions less than one share resulting from such exercise shall be rounded down and no adjustment or cash payment will be made in respect thereof. In the event shares constituting less than one unit accrue due to the exercise of the Stock Acquisition Right, the requirement under the Commercial Code to purchase such shares constituting less than one unit shall be deemed to have been exercised towards the Company, and adjustments shall be made by cash.

(b) Aggregate number of Stock Acquisition Right to be issued:
30,000 plus the number obtained by dividing the aggregate principal amount of the Bonds in respect of any replacement bond certificates which may be issued upon receipt of appropriate evidence and indemnity for lost, stolen or destroyed Bond Certificates by ¥1,000,000.

(c) Issue price of a Stock Acquisition Right:
Zero

(d) The price to be paid upon exercise of the Stock Acquisition Right:

(i) The price to be paid upon exercise of the Stock Acquisition Right shall be equal to the issue price of the Bonds.

(ii) The price to be paid per share upon exercise of the Stock Acquisition Right (hereinafter referred to as the "Conversion Price") will initially be determined by the President, CEO and Representative Director or General Manager, Finance Department, taking into account investor demand and other market trends; provided, however, that the initial Conversion Price shall be not less than the amount obtained by multiplying the closing price of the shares on the Tokyo Stock Exchange, Inc. as of the date on which the Subscription Agreement in relation to the Bonds with Stock Acquisition Rights is entered into between the Company and the Manager (as defined in (11) below) or the date prior thereto by 1.45.

(iii) The Conversion Price shall be adjusted in accordance with the following formula, if the Company issues new shares of common stock of the Company or disposes of the shares of common stock of the Company, after the issuance of the Bonds with Stock Acquisition Rights, at the issue price or disposal price below the current market price of its shares of common stock of the Company. In the following formula, the "Number of issued shares" means the total number of shares of common stock of the Company already issued (but excluding those held by the Company).

$$\text{Conversion Price after adjustment} = \text{Conversion Price before adjustment} \times \frac{\text{Number of issued shares} + \dfrac{\text{Number of issued or disposed shares} \times \text{Issue or disposal price per share}}{\text{Market price per share}}}{\text{Number of issued shares} + \text{Number of issued or disposed shares}}$$

The Conversion Price will also be appropriately adjusted in case of a stock split, consolidation of the shares of common stock of the Company or an issue by the Company of stock acquisition rights to acquire the common stock of the Company (including stock acquisition rights incorporated in bonds with stock acquisition rights) at the price below the current market price of the shares of common stock of the Company or in certain other cases.

(e) Rationale for determining the issue price of the Stock Acquisition Right as zero and the amount to be paid upon exercise thereof:

The issue price of the Stock Acquisition Right has been determined as zero, taking into consideration that the Bonds and the Stock Acquisition Rights have a close interrelation on the grounds that the Stock Acquisition Rights are incorporated in the bonds with the stock acquisition rights of convertible bonds type (*tenkanshasaigata*) and shall not be transferable separately from the Bonds, that all Bonds shall cease to exist upon exercise of the related Stock Acquisition Rights due to substitute payment, and also taking into consideration the value of the Stock Acquisition Rights based on the market environment, etc., and the economic value obtainable from the interest rate, the issue price and other terms of issue. The amount to be paid upon exercise of each Stock Acquisition Right has been determined as the amount equal to the issue price of the Bonds, since the Bonds are bonds with stock acquisition rights of a convertible bonds type (*tenkanshasaigata*). The initial Conversion Price will be the amount determined as set forth in (d)(ii) above.

(f) Requesting period for the exercise of Stock Acquisition Right:

From 16th February, 2004 to 7th July, 2006 (at the place where the Stock Acquisition Right is to be exercised), or (i) if the relevant Bond shall be redeemed at the option of the Company, then up to the close of business on the third business day in Tokyo prior to the date fixed for redemption thereof, or (ii) if such Bond shall have been cancelled by the Company or delivered by a Subsidiary to the Company for cancellation, then up to the time when such Bond is so cancelled or delivered, or (iii) if such Bond shall become due and repayable, then up to the time when such Bond becomes so due and repayable. In no event shall the Stock Acquisition Right be exercised after 7th July, 2006 (at the place where the Stock Acquisition Right is to be exercised).

(g) Other conditions precedent to the exercise of the Stock Acquisition Right:

No Stock Acquisition Right may be exercised in part only.

(h) Early redemption of the Bonds (redemption at the option of the Company):

(i) Early redemption pursuant to the clause of 130% Call Option and the clause of Clean Up

The Company may, at its option, having given not less than 30 nor more than 60 days' prior notice to the holders of the Bonds with Stock Acquisition Rights (hereinafter referred to as the "notice of early redemption"), redeem all, but not some only, of the Bonds then outstanding at their principal amount:

(x) on and after 16th February, 2005, if, the aggregate value of the shares to which the holder of a Bond would be entitled upon exercise of the Stock Acquisition Right incorporated therein is at least 130% of the principal amount of such Bond on at least 20 trading days during any period of 30 consecutive trading days the last of which occurs no earlier than 10 days prior to the date upon which the notice of such redemption is first given to the holders of the Bonds; or

(y) if, at any time prior to the date of giving the notice of early redemption, the outstanding principal amount of the Bonds is less than 15% of the aggregate principal amount of the Bonds as of the date of issue thereof.

For the purpose of this Condition, the "aggregate value of the shares to which the holder of a Bond would be entitled upon exercise of the Stock Acquisition Right incorporated therein" in relation to a particular trading day shall be calculated by reference to the closing price of the shares on the Tokyo Stock Exchange Inc. on that trading day and shall include any cash amount as the payment upon purchase of shares constituting less than one unit due to such exercise of the Stock Acquisition Right. The term "trading day" means a day when the Tokyo Stock Exchange, Inc. is open for business, but does not include a day when no closing price of the shares on the Tokyo Stock Exchange Inc. is reported.

(ii) Early redemption in case the Company becomes a wholly-owned subsidiary of another corporation:

In the case of a resolution being passed at a general meeting of shareholders of the Company for the Company to become a wholly-owned subsidiary of another corporation pursuant to share exchange or share transfer (*kabushiki-kokan* or *kabushiki-iten*) (the "Exchange of Shares"), and if it is legally possible and practicable, the Company shall use its best endeavors to have the parent company execute a trust deed supplemental to the Trust Deed, and to have the Exchange of Shares executed in the manner that the holder of the Bonds would be able to receive the shares of the parent

company upon exercise of Stock Acquisition Rights, equal to the shares of the parent company receivable upon the Exchange of Shares after exercising of the Stock Acquisition Rights immediately prior to the effective date of such Exchange of Shares. If despite the Company using its best endeavors, the transaction cannot be structured in the manner contemplated above, the Company may, at its option, having given not less than 30 nor more than 60 days' prior notice to holders of the Bonds, redeem on or prior to the effective date of such Exchange of Shares all, but not some only, of the Bonds then outstanding at the percentage of the principal amount of the Bonds at the redemption price indicated below.

From 2nd February, 2004 to 28th July, 2004	102%
From 29th July, 2004 to 28th July, 2005	101%
From 29th July, 2005 to 27th July, 2006	100%

(iii) Early redemption due to the change of the taxation system

The Company may, at its option, having given not less than 30 nor more than 60 days' prior notice to the holders of the Bonds with Stock Acquisition Rights, redeem all, but not some only, of the Bonds then outstanding at their principal amount if (i) the Company satisfies the Trustee that it has or will become obliged to pay additional amounts as a result of any change etc. in the laws or regulations of Japan having power to tax, and (ii) such obligation cannot be avoided by the Company taking reasonable measures available to it.

Notwithstanding the foregoing, if the Company shall have given such notice, and if the outstanding principal amount of the Bonds at the time when such notice is given is greater than 15% of the aggregate principal amount of the Bonds as of the date of issue thereof, each holder of the Bonds will have the right to elect that his or her Bonds should not be redeemed upon giving notice to the Company no later than 20 days prior to the applicable redemption date.

In such case, the Company, in respect of such Bonds, will not be obliged to pay additional amounts after the applicable redemption date, and the payment of all amounts due on such Bonds thereafter shall be made subject to the withholding of, or deduction for, taxes .

(l) Cancellation events and conditions for Stock Acquisition Rights:
No cancellation event is to be stipulated.

(m) Purchase and cancellation:
The Company may at any time purchase Bonds in the open market or otherwise and hold, resell or cancel such Bonds. The subsidiaries of the Company may at any time purchase the Bonds in the open market or otherwise and hold, resell or deliver such Bonds for cancellation.

(n) An amount to be accounted for as the stated capital due to the exercise of the Stock Acquisition Right:

The amount to be accounted for as the stated capital shall be obtained by multiplying the Conversion Price deemed to be paid at the exercise of the Stock Acquisition Right by 0.5, and all amount less than ¥1 shall be rounded up.

(o) Handling matters with respect to the exercise of the Stock Acquisition Right during the dividend accrual period:

The Company shall pay the full amount of annual dividends or interim dividends (being a cash distribution pursuant to Article 293-5 of the Commercial Code of Japan), on the shares issued or transferred upon exercise of the Stock Acquisition Rights with respect to the full dividend accrual period (currently being the period of six months ending on 31st March and 30th September of each year) during which the relevant effective date of such exercise of the Stock Acquisition Rights falls, as if such issue or transfer had been made at the beginning of such dividend accrual period.

(p) Matters concerning substitute payment:

Upon exercise of the Stock Acquisition Right, the holder of the Bond exercising such Stock Acquisition Right shall be deemed to make a request to the Company that, in lieu of the full redemption of the Bond with such Stock Acquisition Right, the Company treat such exercise as the payment by the holder of the Bond of the full amount required to be paid upon exercise of the Stock Acquisition Right, as set forth under items 7 and 8 of paragraph 1 of Article 341-3 of the Commercial Code of Japan.

(11) Offering:

An offering made outside Japan (excluding the United States) mainly in the Euromarket through underwriting of the aggregate principal amount of the Bonds, with UBS Limited as the Manager. An application for purchase of the Bonds shall be made by 14:59 on the date of pricing (London time, 23:59 Tokyo time), and, accordingly, Stabilization transactions will not be conducted.

(12) Listing:

The Bonds will be listed on the London Stock Exchange plc.

(13) Security or guarantee for the Bonds:

The Bonds will be issued with no securities or guarantees.

(Reference)

(1) Use of proceeds

(a) Use of proceeds from this financing

The net proceeds from the issuance of the Bonds with Stock Acquisition Rights will be used primarily for the repayment of a portion of the Company's outstanding corporate bonds and general corporate purposes.

(b) Change in use of proceeds from previous financing

Not applicable

(c) Anticipated impact on the finances of the Company

The Company anticipates lower financing costs, under its Medium-Term Business Plan.

(2) Distribution of profits to the shareholders, etc.

(a) Basic policy for distribution of profits

As the Company regards maintaining and increasing profits for its shareholders to be an important management issue, its basic policy is to improve its corporate performance and financial position.

(b) Policy for deciding dividends

Foremost in the Company's mind is to return profits to its shareholders. The decision for dividend payments will be made taking into consideration the Company's retained earnings and financial performance.

(c) Dividends over three most recent fiscal years

	Fiscal year ended		
	March 2001	March 2002	March 2003
Net income per share	¥2.29	-¥10.06	¥0.59
Dividends per share	¥ -	¥ -	¥ -
Actual dividend payout ratio	- %	- %	- %
Return on equity	2.43%	-10.48%	0.59%
Rate of dividends to shareholders' equity	- %	- %	- %

Note 1: Return on equity has been calculated by dividing net income for each fiscal year by shareholders' equity (the average of total shareholders' equity as of the beginning and end of such fiscal year).

Note 2: Rate of dividends to shareholders' equity has been calculated by dividing aggregate dividends for each fiscal year by shareholders' equity (the average of total shareholders' equity as of the beginning and end of such fiscal year).

(d) Compliance with rules regarding distribution of profits

Not applicable

(3) Miscellaneous

(a) Information concerning dilution by potential shares, etc.

Not calculated because the Conversion Price has not been determined.

(b) Equity Finance over the most recent three fiscal years, etc.

(i) Equity Finance

Not applicable

(ii) Change in share price, etc. over the most recent three fiscal years and current period

	Fiscal year ended			
	March 2001	March 2002	March 2003	March 2004
Start of period	¥67	¥70	¥50	¥70
High	¥78	¥92	¥81	¥153
Low	¥59	¥40	¥42	¥68
End of period	¥68	¥49	¥70	¥134
Price-earnings ratio	-3.2	-6.6	-41.9	-

Note 1: Share prices for the fiscal year ended March 2004 are for the period through 13th January, 2004.

Note 2: Price-earnings ratio has been calculated by dividing share price (closing price) as of the end of each fiscal year by net income per share for such fiscal year.

Media Contact:
Communication Center
Kobe Steel, Ltd.
9-12 Kita-Shinagawa 5-chome
Shinagawa-ku, Tokyo 141-8688
Japan

Tel +81-(0)3-5739-6010
Fax +81-(0)3-5739-5971
E-mail www-admin@kobelco.co.jp
Web site www.kobelco.co.jp

Investor Relations:
IR Group
Corporate Planning Department
Kobe Steel, Ltd.
Tel +81-(0)3-5739-6043
Fax +81-(0)3-5739-5973